United States securities and exchange commission logo





                               March 15, 2023

       Robert McBey
       Chief Executive Officer
       Calculator New Pubco, Inc.
       4221 W. Boy Scout Blvd. Suite 300
       Tampa, FL 33607

                                                        Re: Calculator New
Pubco, Inc.
                                                            Draft Registration
Statement on Form S-4
                                                            Filed February 14,
2023
                                                            CIK No. 0001963088

       Dear Robert McBey:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement Form S-4 submitted February 14, 2023

       General

   1. Please file the stock purchase agreement with Wilson-Davis and the Pacsquare LOI and any amendments thereto
as exhibits pursuant to Item 601(b)(10) of Regulation S-K or tell us why you do not
believe you are required to file these agreements.
   2. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties
with a non-U.S. person. Please also tell us whether anyone or any entity associated with
or otherwise involved in the transaction, is, is controlled by, or has substantial ties with a
non-U.S. person. If so, also include risk factor disclosure that addresses how this fact
could impact your ability to complete your initial business
                                                        combination. For
instance, discuss the risk to investors that you may not be able to
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Calculator New Pubco, Inc.
March 15, 2023
Page 2
         complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on
         Foreign Investment in the United States (CFIUS), or ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.
Notice to Shareholders, page 3

3. We note your disclosure that if a public stockholder, alone or acting in concert as a group, seeks to redeem more than 20% of the public shares, then any such shares in excess of that
         20% limitation would not be redeemed for cash, without your prior consent. Please highlight in the Risk Factors section this disclosure and discuss the implications it may have on public stockholders.
Did the Quantum Board obtain a third-party valuation or fairness opinion, page
8

4. Please revise here to include an explanation as to the reason the fairness opinion was obtained.
Questions and Answers About the Proposals, page 8

5. Where you present information regarding voting interests or equity ownership immediately after the consummation of the business combination, please include a sensitivity analysis showing a range of redemption scenarios that includes interim redemption levels. Please make conforming changes throughout the registration statement.
What will AtlasClear's equity holder's receive, page 8

6. We note the disclosure regarding the Earn Out Shares. Please explain to us how you anticipate those shares will be issued, such as whether you anticipate it being a registered transaction or an exempt transaction.
7. We note your disclosure that Atlas FinTech has agreed to transfer shares of Quantum
       Common Stock and Quantum Private Warrants that it holds to potential sources of financing and will forfeit any remaining following any transfers. Please clarify what will happen to those shares if financing is not entered into. In regards to potential other sources of funding, please highlight material differences in the terms and price of
FirstName LastNameRobert McBey
       securities issued at the time of the IPO as compared to private placements contemplated at
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       the time               New
                of the business     Pubco, Inc. Disclose if the SPAC's
sponsors, directors, or
                                  combination.
March officers
       15, 2023will
                 Pageparticipate
                       2         in the private placement.
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What interests do our initial stockholders, current officers, directors and advisors, page 10

8. Please quantify in the question and answer section the aggregate dollar amount and describe the nature of what the sponsor and its affiliates have at risk that depends on the completion of the business combination. Include the current value of securities held, loans extended, fees due, and out-of-pocket expenses for which the sponsor and its affiliates are awaiting reimbursement. Please provide similar disclosure for the company's officers and directors, if material.
What vote is required, page 17

9. Please disclose what percentage of public shareholders need to vote in favor of the business combination for it to be approved.
Summary of the Proxy Statement/Prospectus, page 21

10. Please include a brief explanation of what you mean by small and middle market financial services firms.
11. Please expand on page 27 and elsewhere as appropriate your disclosure regarding the
         Pacsquare acquisition to discuss the nature of the technology assets that will be transferred to AtlasClear.
12. We note your disclosure on page 32 that your directors and members of the Special
         Committee were aware of and considered certain conflicts of interest in evaluating and recommending the business combination. Please revise the conflicts of interest discussion to clarify how the board considered those conflicts in negotiating and recommending the business combination.
13. Refer to the pre-completion and post-completion organizational charts on pages 36 and
         37. Please include disclosure accompanying the charts, explaining the various affiliations that exist.
14. Please provide, in comparative columnar form, the information required by Item 3(g) of
         Form S-4.
Commercial Bancorp Merger Agreement, page 26

15. Please revise to disclose the amount of the proceeds expected to be utilized in the acquisition of Commercial Bancorp.
Risk Factors, page 41

16. Please disclose the material risks related to the Pacsquare acquisition, as applicable.
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17. Please revise the last risk factor disclosure on page 46 to include risk factor disclosure
         related to the nature of the board   s role in overseeing your
cybersecurity risk management,
         the manner in which the board administers this oversight function, and any effect this has
         on the board   s leadership structure.

18. We note your second full risk factor disclosure on page 49 regarding changes in interest rates and economic conditions. Please clarify here Commercial Bancorp's primary service area.
19. Please highlight the material risks to public warrant holders, including those arising from differences between Quantum Private Warrants and Quantum Public Warrants. By way of
         example only, please highlight that Quantum Public Warrants are non-redeemable and discuss the impact this may have on public warrant holders. Clarify whether recent common stock trading prices exceed the threshold that would allow the company to redeem public warrants. Clearly explain the steps, if any, the company will take to notify the shareholders, including beneficial owners, regarding when the warrants become eligible for redemption.
20. Please expand your discussion of the last risk factor on page 52 relating to the nominal purchase price paid by the initial stockholders for the founder shares to include any loans extended, fees due, and out-of-pocket expenses for which the Co-Sponsors and their affiliates are awaiting reimbursement. Please also highlight in the title of this risk factor the disclosure that initial stockholders of Quantum holding founder shares may be economically incentivized to complete a business combination with a riskier, weaker-
         performing or less-established target business, or on terms less favorable to the public stockholders.
The Company intends to use the net proceeds, page 42

21. Please clarify here what is meant by the "net proceeds" from the Business Combination.
         Please include a separate risk factor, with its own subheading, to discuss the risk to your business goals if you are not able to consummate the CB Merger. Please also include a
         Question and Answer regarding the risk that you may not be able to consummate the CB
         Merger and explaining the potential consequences to your business goals if you are not able to consummate the CB Merger.
Wilson-Davis and certain of its personnel are subject to various regulatory disciplinary orders, page 44

22. Please revise to clarify if any of the disciplinary orders or sanctions are still in effect and if you believe you are in current compliance with such orders or sanctions, so that investors can assess the risk, or advise. Please also briefly explain the subject matter of the orders or sanctions, to the extent applicable, or advise.
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Quantum Ventures or Quantum's directors, executive officers or advisors, page
52

23. We note the disclosure that Quantum Ventures or Quantum's directors, executive officers or advisors or their respective affiliates may purchase shares in privately negotiated transactions or in the open market prior to the completion of the business transaction and that the purpose of such purchase could be to vote such shares in favor of the Business
         Combination. Please provide your analysis on how such potential purchase would comply with Rule 14e-5.
Quantum's stockholders may be liable for claims, page 60

24. Please clarify here if the Extension Amendment has been approved, consistent with your disclosure under "Extension Amendment," at page 128. Similarly revise to update the term "Extend Date," under Frequently Used Terms, or advise. Conditions to the Closing of the Business Combination, page 82

25. Please clarify which of the following conditions are waivable, and by which parties.
Background of the Business Combination, page 89

26. Please expand your disclosures regarding the background of the transaction to include:
             a description of how the target was identified and by whom, and how the negotiations were started and by whom;
             identification of the two potential acquisition targets, including a description of the non-binding letters of intent entered into with the two potential acquisition targets;
             any discussions with the target about the potential loss of clients in the near future or any other events that may materially affect the target's prospects or its financial projections for future performance of the business;
             any discussions relating to the assumptions underlying any target projections;
             whether there were any valuations or other material information about the companies involved in this transaction provided to potential investors that have not been disclosed publicly;
             the negotiation of any contingent payments to be received by target shareholders; and
             the negotiation of any arrangements whereby any shareholder agrees to waive its redemption rights.
         See Item 6 of Form S-4.

27. Please expand your disclosure on page 91 to clarify which members of the board were present for the board meeting to discuss implementation of a Special Committee for the proposed transaction with AtlasClear on August 12, 2022.
28. If applicable, please disclose for each Co-Sponsor whether it has other SPACs in the process of searching for a target company, whether the SPAC's Co-Sponsors considered more than one active SPAC to be the potential acquirer and how the final decision was
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         reached.
29. We note that pursuant to the Business Combination Agreement that Atlas Financial
         Technologies Corp. will complete the acquisition of Wilson-Davis and consummate the transaction with Pacsquare, as well as AtlasClear plans to acquire Commerical Bancorp.
         Please briefly expand the Background discussion to discuss more specifically how these entities were considered.
30. Your charter waived the corporate opportunities doctrine. Please address this potential conflict of interest and whether it impacted your search for an acquisition target.
Recommendation of the Quantum Board and Reasons for the Business Combination, page 93

31. Please disclose whether and how the board took the consideration to be paid for the target companies into account in recommending the transaction and, if not, why not.
32.      Please define PFOF regulation.
33. We note your disclosure on page 95 that Quantum stockholders will hold a minority interest in AtlasClear. Please include a risk factor addressing this and the impact it may have on Quantum stockholders.
Opinion of SHEUMACK GMA, page 94

34. We note several statements here and in Annex D to the effect that SHEUMACK GMA assumes no responsibility for projections, financial analyses, estimates, forecasts and similar data used in its analyses. While it may be acceptable to include qualifying language concerning data provided by other parties, the financial advisor should not disclaim responsibility. Please revise.
35. We note your disclosure that financial forecasts of AtlasClear, inclusive of the Target
         Acquisitions, were used in the analyses done by SHEUMACK GMA. Please dislcose these financial projections, to the extent material, or advise.
36. Please disclose the fees the financial advisor will receive upon completion of the business combination and any amount that is contingent upon completion of the transaction. Please also provide a clear description of any additional services the financial advisor or its affiliates provided in connection with the transaction, the related fees, and whether those fees are conditioned upon completion of the transaction. Please describe any material relationship that existed during the past two years or is mutually understood to be contemplated and any compensation received or to be received as a result of the relationship between SHEUMACK GMA or its affiliates and AtlasClear or its affiliates.
         Refer to Item 1015(b)(4) of Regulation M-A.
The Advisory Charter Proposals, page 113

37. Please revise the heading for Proposal No. 2F to ensure the heading reflects the content of the following disclosure.
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38. Please revise the disclosure related to Proposal No. 2G to reconcile the statements that
         Quantum opted out of the provisions of Section 203 and that the company will be subject to the provisions of Section 203 of the DGCL.
The Incentive Plan Proposal, page 117

39. Please present the information specified in Section 229.201(d)(2) of Regulation S-K in tabular format as required by Section 229.201(d)(1) of Regulation S-K.


Termination of the TradeStation Merger Agreement, page 129

40. We note your disclosure that you received a notice from TradeStation that purported to terminate the Merger Agreement on August 2, 2022. Please include this disclosure in the
         Background to the Business Combination on page 89. Please also expand your disclosure in the Background to the Business Combination section to briefly explain why the merger with TradeStation was ultimately not pursued.
Redemption Rights for Public Stockholders, page 130

41. We note your disclosure that the Co-Sponsors did not receive any compensation exchange for the agreement to waive their redemption rights. Please also disclose whether the Co-
         Sponsors received any consideration, outside of monetary compensation, in exchange for the waiver.
Facilities and Executive Office, page 131

42. Please disclose the general description and approximate square footage of the properties you own and lease. Please make conforming changes throughout the registration statement. Refer to Item 102 of Regulation S-K.
Executive Officer and Director Compensation, page 134

43.      Please quantify here the amount of unpaid fees due to Quantum
Ventures.
Information about the Proposed Combined Company, page 144

44. We note your disclosure that AtlasClear expects to receive certain intellectual property from Atlas Fintech and Atlas Financial Technologies and will acquire certain assets of
         Pacsquare. We also note the disclosure in regard to the planned acquisition of Commercial
         Bancorp. Please revise to address the following:
             Explain in detail the nature and terms of each of these transactions as well as your accounting treatment for each, indicating how you evaluated ASC 805 as well as the financial statement requirements of Rule 8-04(a) of Regulation
S-X;
             Specifically, tell us and provide us with a thorough accounting analysis, citing authoritative literature, supporting your determination of whether each of the
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              acquisitions were an asset acquisition vs. a business combination;
                Provide us with an analysis explaining how you evaluated whether each of these acquisitions are probable; and
                Address the purchase price and the how the components of each individual transaction will be reflected in the financial statements. Technology Assets to be Acquired from Pacsquare, page 150

45. Please revise your disclosures to further describe the nature, functionality and amounts of the assets which the company plans to acquire from Pacsquare. Further, explain how you anticipate and plan to use those assets in the future business plans. For example, revise your disclosure to clearly define the term "innovative financial products" and exactly what that encompasses.
Trading Level 1 Application, page 150

46. We note your disclosure that this application is expected to offer stock trading and options level 1 and fractional trading. Please revise to describe how you plan and expect the organizational and transactional structure to look, in order to operate and offer stock trading and fractional trading. For example, revise to provide a detailed discussion of the fractional share trading activities, how fractional trades will be executed, cleared, settled and held and by whom. Further, explain how you have considered the accounting impact from these fractional trading activities.
47.      Please revise to address whether Pacsquare   s business services
include offering to a
         customer the ability to invest or trade in cryptocurrencies and disclose if customers can participate in any type of staking. If so, please revise to provide a detailed discussion of these services as well as the related accounting for each service. Information about Wilson-Davis
Overview, page 151

48. We note your disclosure that for the years ended June 30, 2022 and 2021, 20.2% and
         39.6% of revenues were attributable to activities engaged in the legal cannabis industry referred by Canaccord Genuity. Further, we note that the termination or material reduction in the securities liquidation for customers of Canaccord Genuity would have a material adverse effect on the revenues and results of operation of Wilson-Davis. Please tell us and revise to disclose the nature and material contractual terms of the arrangements with
         Canaccord Genuity and describe the Company's promised goods and services for this arrangement. Please file such agreements as exhibits. In addition, provide us with the
         Company's five step accounting analysis for the arrangement in accordance with ASC
         606. In addition, revise your revenue recognition policy footnote on page F-59 to more clearly describe the Company's accounting policy for these revenue streams.
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Clearing Services, page 152

49. We note that Wilson-Davis generates revenue from the service charges to Glendale
       Securities Inc. ("Glendale") for the clearing services. Please tell us and revise to disclose the nature and material contractual terms of the arrangements with Glendale and describe the Company's promised goods and services for this arrangement. In addition, provide us
FirstName LastNameRobert McBey
       with the Company's five step accounting analysis for the arrangement in accordance with
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       ASCNameCalculator
             606. In addition,New  Pubco,
                               revise yourInc.
                                           revenue recognition policy footnote
on page F-59 to
March more   clearly
       15, 2023  Pagedescribe
                       9      the Company's accounting policy for these revenue
streams.
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Margin Accounts, page 152

50. Please revise to provide a comprehensive discussion of your margin lending activities.
         Please ensure to address the Company   s procedures as it relates to
the collateral held and
         the requirement to obtain more collateral for margin trading activities. In addition, disclose the types of securities held as collateral.
Net Capital Requirements, page 155

51. Please revise to indicate if Wilson-Davis is currently in compliance with the excess net capital regulatory requirements and if not provide a specific detailed discussion addressing the plans to meet these requirements.
Results of Operations, page 165

52. Please expand your discussion of changes in revenue and results of operations to discuss by individual revenue stream, as well as to provide additional quantitative and qualitative factors driving the changes in results of operations. For example, clarify and disclose quantitative and qualitative changes relating to the following:
             Fees and commissions charged on the liquidation of restricted and control microcap securities;
             Clearing services charged to introducing brokers;
             Fully paid stock lending;
             Margin lending activities; and
             Other financial services which includes the selling of mutual funds and real estate investment trusts.
53. We note your reference to increased interest expense due to Wilson-Davis's letter of credit, yet your disclosure on page 166 states that there were no draws on this credit line during the year ended June 30, 2022. Please revise to clarify and explain the reason for increased interest expense related to Wilson-Davis's letter of credit.
54. We note your reference to $1,446,190 in regulatory, professional fees and related expenses resulting from additional legal fees incurred for defending an enforcement action and a FINRA fine. Please revise, here or where appropriate, to include a clear summary of the circumstances leading to the enforcement action and FINRA fine and discreet results from these events.
Index to Financial Statements, page 212

55. We note that the financial statements included within this filing do not include those for
         Calculator New Pubco, Inc. Please tell us, and revise to clarify
(where
         appropriate) whether or not Calculator New Pubco, Inc. is consolidated within any of the
         Financial Statements provided and how you concluded this to be appropriate given that the financial statements are not of the issuer.
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56. Please tell us and revise to clarify (where appropriate) the basis on which you concluded that the financial statements for Commercial Bancorp are not required to be included in this offering. Cite the specific authoritative literature considered in your response.
Wilson-Davis & Company, Inc.
Notes to Financial Statements
Note 1. Summary of Significant Accounting Policies
c. Revenue Recognition, page F-59

57. Please revise to provide detailed discussions of each of the below mentioned revenue generating activities and provide us with a comprehensive revenue recognition analysis under ASC 606 addressing each activity:
             The liquidation of restricted and control microcap and exchange traded securities;
             Clearing activities on behalf of introducing broker-dealers; Fully paid stock lending;
             Margin lending activities;
             Market making activities; and
             Other which includes the selling of mutual funds and real estate investment trusts.
Note 4. Receivables & Payables With Broker Dealers and Clearing Organization, page F-61

58. Please revise to disclose if there have been any losses recognized on the receivables from broker dealers or clearing organizations during the periods presented. You may contact Lory Empie at 202-551-3714 or Marc Thomas at
202-551-3452 if you
have questions regarding comments on the financial statements and related matters. Please contact Madeleine Mateo at 202-551-3465 or Susan Block at 202-551-3210 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Finance
cc:      Jason Simon